Exhibit (a)(6)
FOR IMMEDIATE RELEASE

Investor Relations:
Mel Stephens
(248) 447-1624

Media:
Andrea Puchalsky
(248) 447-1651
Lear Announces Amendment Relating to Tender Offer for
Zero-Coupon Convertible Notes due 2022
     Southfield, Mich., June 1, 2006 — Lear Corporation [NYSE: LEA] announced today that it has filed with the Securities and Exchange Commission an amendment to Lear’s Tender Offer Statement on Schedule TO relating to Lear’s cash tender offer for any and all of its outstanding Zero-Coupon Convertible Senior Notes due 2022. The amendment contains important information that holders of the convertible notes should consider in deciding whether to tender their notes, including, among other things, summary financial information of Lear. The summary financial information summarizes the financial statements of Lear included in prior filings of Lear under the Securities Exchange Act of 1934, as amended, and is annexed to this press release.
     The tender offer will expire at midnight (Eastern time) on June 13, 2006, unless the offer is extended.
     This press release is for informational purposes only and is not an offer to purchase, nor a solicitation of an offer to sell, any securities. The offer is made only by means of Lear’s Offer to Purchase dated May 16, 2006, as amended, and the related Consent and Letter of Transmittal which have been sent to the holders of the convertible notes and filed with the Securities and Exchange Commission as part of Lear’s Tender Offer Statement on Schedule TO. The Tender Offer Statement, and amendments thereto, are available for no charge at the Securities and Exchange Commission’s web site at www.sec.gov. Holders of the convertible notes are encouraged to carefully review the offering documents which contain information material to their decision on whether or not to tender notes in the offer.
     Additional information concerning the terms of the tender offer and consent solicitation and copies of the Offer to Purchase, the Consent and Letter of Transmittal, the Tender Offer Statement on Schedule TO and amendments thereto and related documents, which describe the tender offer and consent solicitation in greater detail, may be obtained from the information agent, Global Bondholder Services Corporation. The dealer manager and solicitation agent for the tender offer and consent solicitation is Merrill Lynch, Pierce, Fenner & Smith Incorporated.
     Lear Corporation is one of the world’s largest suppliers of automotive interior systems and components. Lear provides complete seat systems, electronic products and electrical distribution systems and other interior products. With annual net sales of $17.1 billion, Lear ranks #127 among the Fortune 500. Lear’s world-class products are designed, engineered and manufactured by a diverse team of 115,000 employees at 282 locations in 34 countries. Lear’s headquarters are in Southfield, Michigan, and Lear is traded on the New York Stock Exchange under the symbol [LEA]. Further information about Lear is available on the Internet at http://www.lear.com.

Forward-Looking Statements
     This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties, including but not limited to: general economic conditions in the markets in which the Company operates, including changes in interest rates; fluctuations in the production of vehicles for which the Company is a supplier; labor disputes involving the Company or its significant customers or suppliers or that otherwise affect the Company; the Company’s ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions; the outcome of customer productivity negotiations; the impact and timing of program launch costs; the costs and timing of facility closures, business realignment or similar actions; increases in the Company’s warranty or product liability costs; risks associated with conducting business in foreign countries; competitive conditions impacting the Company’s key customers and suppliers; raw material costs and availability; the Company’s ability to mitigate the significant impact of recent increases in raw material, energy and commodity costs; the outcome of legal or regulatory proceedings to which the Company is or may become a party; unanticipated changes in cash flow, including the Company’s ability to align its vendor payment terms with those of the Company’s customers; the finalization of the Company’s restructuring strategy; the outcome of various strategic alternatives being evaluated with respect to the Company’s interior segment; and other risks described from time to time in the Company’s Securities and Exchange Commission filings. In addition, the Company’s previously disclosed agreement in principle to contribute substantially all of its European Interiors business to a joint venture with WL Ross & Co. LLC is subject to the negotiation and execution of a definitive agreement and other conditions. No assurances can be given that the proposed transaction will be completed on the terms contemplated or at all.
     The forward-looking statements in this press release are made as of the date hereof, and the Company does not assume any obligation to update, amend or clarify them to reflect events, new information or circumstances occurring after the date hereof.

LEAR CORPORATION AND SUBSIDIARIES SUMMARY FINANCIAL INFORMATION

	(In millions, except share data and ratio of earnings to fixed charges)
				Three Months Ended
	Year Ended December 31,			April 1,	April 2,
	2005	2004	2003	2006	2005
Consolidated Statements of Operations Data:

Net sales	$17,089.2	$16,960.0	$15,746.7	$4,678.5	$4,286.0
Income (loss) before cumulative effect of a change in accounting principle	$(1,381.5)	$422.2	$380.5	$15.0	$15.6
Net income (loss)	$(1,381.5)	$422.2	$380.5	$17.9	$15.6

Net income per share:
Basic	$(20.57)	$6.18	$5.71	$0.27	$0.23
Diluted	$(20.57)	$5.77	$5.31	$0.26	$0.23
Ratio of earnings to fixed charges (1)	—	3.7	3.4	1.1	—

(1)	Earnings for the year ended December 31, 2005 and the three months ended April 2, 2005, were insufficient to cover fixed charges by $1,123.3 million and $0.5 million, respectively. Accordingly, such ratios are not presented.

	(In millions, except share data)
	December 31,			April 1,	April 2,
	2005	2004	2003	2006	2005
Consolidated Balance Sheet Data:

Current assets	$3,846.4	$4,372.0	$3,375.4	$4,079.8	$4,278.7
Noncurrent assets	$4,442.0	$5,572.4	$5,195.6	$4,401.5	$5,542.7
Current liabilities	$4,106.7	$4,647.9	$3,582.1	$4,269.9	$4,601.3
Noncurrent liabilities	$3,070.7	$2,566.4	$2,731.4	$3,076.8	$2,568.2

Book value per share	$16.54	$40.50	$33.12	$16.85	$39.53